Vizsla Extends Papayo Prospect to the South at Panuco Project, Mexico

(VZLA-TSX-V)

VANCOUVER, BC, Jan. 25, 2021 /CNW/ - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB:

VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide results from eight new holes at the Papayo prospect at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. These results extend the Papayo zone over 120 metres to the south where it remains open.

Drilling Highlights

NP-20-50

        413 g/t silver equivalent (198.0 g/t silver, 0.96 g/t gold, 1.43 % lead, and 4.53 % zinc) over 1.91 m true width from 132.4 m including;
        1,009 g/t silver equivalent (477.9 g/t silver, 2.19 g/t gold, 3.67 % lead, and 11.7 % zinc) over 0.69 m true width from 132.4 m including

NP-20-36

       321 g/t silver equivalent (144.3 g/t silver, 1.21 g/t gold, 0.75 % lead, and 2.41 % zinc) over 2.46 m true width from 184.5 m

Note: All numbers are rounded and widths represent estimated true widths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppm x 0.0013) + (Zn_ppm x 0.0013)) / 0.5627. Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project.

Vizsla President and CEO, Michael Konnert, commented: "Papayo now extends over 240 meters of strike with two parallel veins containing mineralization and remains open. It is located approximately 1km north of the Napoleon discovery and is one of a number of targets along the vein corridor. Based on these two successes, the Company has commenced a systematic 100m spaced program to test the entire 2.7km length of the corridor to find new zones and define the total endowment of the Napoleon Vein."

Figure 1: Plan view of Papayo prospect with drill hole locations labelled and surface sampling locations shown. (CNW Group/Vizsla Resources Corp.)

Papayo Drilling detail

Drilling at Papayo has defined a central zone with mineralization that is better developed in the hangingwall vein (defined by holes NP-20-21, NP-20-28 and NP-20-36). Stepping to south, drilling has intersected another better developed zone of mineralization around hole NP-20-50 that is open for expansion with higher grades in both the hangingwall and footwall veins (Figure 2).

The broader Napoleon structure is hosted in weakly magnetic microdiorite and trends roughly north - south for over 2,700 m of strike. The structure hosts two main quartz veins that are separated by

10 to 20m, and dips steeply to the east. Between the two main veins are a series of smaller splay veins with variable orientations, that are related to opening along the structure under strike slip movement. The two main veins have a variable true width of 0.4 to 15.3 m and are usually hosted next to the main fault structure, though occasionally also occur outside of the fault.

The two main veins are multi-episodal quartz veins, with sections of massive white to grey quartz as well as local brecciation with clasts of grey quartz, white vein quartz and/or wallrock fragments. The grey quartz is discoloured due to the presence of very fine-grained argentite. A later breccia cuts these earlier phases that is grey quartz supporting polymictic clasts of grey and white quartz along with strong chlorite and fine to medium grained pyrite, sphalerite and galena. Other smaller quartz veins have been cut in both the hanging wall and footwall that appear to be splays with less continuity.

Figure 2: Cross section of Papayo hole NP-20-50 (CNW Group/Vizsla Resources Corp.)

About the Panuco project

Vizsla has an option to acquire 100% of the recently consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Complete table of Papayo drill hole intersections

Drillhole	From (m)	To (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Silver Equivalent (g/t)	Comment
NP-20-34	188.85	191.6	0.89	2.98	333.6	0.15	0.45	605.0	Hanging wall vein
and	211.5	213	0.57	0.94	239.2	0.66	1.25	356.5	Main vein
NP-20-36	184.5	191	2.46	1.21	144.3	0.76	2.41	321.5	Hanging wall vein
NP-20-40	256.5	258	0.48	0.54	32.6	0.05	0.14	85.4	Hanging wall vein
and	276	277.5	0.58	0.85	59.0	0.02	0.08	136.8	Main vein
NP-20-41A	171.3	178.5	3.63	0.45	61.7	0.44	1.20	137.9	Hanging wall vein
and	204.9	207.6	1.59	0.21	29.5	0.12	0.43	60.5	Main vein
NP-20-44	96.65	99.1	0.76	0.32	36.2	0.11	0.54	79.1	Hanging wall vein
and	127.4	139.65	0.41	0.22	40.5	0.07	0.18	64.5	Main vein
NP-20-45	120.2	123.9	0.95	0.13	36.5	0.09	0.57	61.6	Hanging wall vein
and	152.7	163.3	2.72	0.24	39.6	0.26	0.70	82.4	Main vein
NP-20-48	No Significant intersection
NP-20-50	117.7	118.6	0.51	1.82	257.0	0.63	4.26	524.2	Hanging wall vein
and	132.4	135.45	1.91	0.96	198.0	1.43	4.53	413.5	Main vein
Incl.	132.4	133.5	0.63	2.19	477.8	3.66	11.7	1,008.6
NP-20-52	Assays Pending
NP-20-57	Assays Pending
NP-20-60	Assays Pending
NP-20-63	Assays Pending

Table 1: Downhole drill intersections from the holes completed at the Papayo. All holes are reported and numbers are non-sequential due to drilling at the Napoleon discovery on the same vein.

Note: All numbers are rounded and widths represent downhole lengths. Silver equivalent is calculated using the following formula:

Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Papayo	NP-20-34	403,329	2,588,069	569	-63	238	249
	NP-20-36	403,329	2,588,069	569	-62	275	229
	NP-20-40	403,325	2,588,073	569	-59	287	292
	NP-20-41A	403,329	2,588,069	569	-60	222	261
	NP-20-44	403,320	2,588,990	557	-62	231	500
	NP-20-45	403,329	2,588,986	548	-59	210	201
	NP-20-48	403,239	2,588,986	548	-74	210	385
	NP-20-50	403,390	2,588,872	518	-45	270	178
	NP-20-52	403,391	2,588,872	518	-58	270	291
	NP-20-57	403,390	2,588,869	518	-42	242	184
	NP-20-60	403,091	2,588,869	518	-49	242	203
	NP-20-63	403,345	2,588,879	519	-54	265	100

Table 2:     Drill hole details. Coordinates in WGS84, Zone 13.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

c View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/January2021/25/c2719.html

%SEDAR: 00045314E

For further information: and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 364-2215, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 06:00e 25-JAN-21